

July 15, 2015

David Fuhrman, Chief Executive Officer
Cimarron Medical, Inc.
10 W. Broadway, Ste. 700
Salt Lake City, UT, 84101

> **Re: Cimarron Medical, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed July 7, 2015**
> **File No. 000-55242**

Dear Mr. Fuhrman:

We have reviewed your revised information statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your information statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 19, 2015 letter.

General

1.   We note your response to prior comment 2 and your amended disclosure where you state that "[you] are required to effect the Reincorporation Merger discussed above, changing [y]our domicile to the State of Delaware … prior to closing the Merger." However, the analysis presented in your letter does not appear to address the implications of the reincorporation being a condition to the merger with Sun BioPharma, Inc. Accordingly, since an objective of the reincorporation appears to be fulfillment of a condition to the merger agreement, please provide your analysis for why you believe that Rule 145(a)(2) is available for this transaction.

2.   Please revise your filing to include pro forma financial statements following the guidance in Article 11 of Regulation S-X. Pro forma financial statements are required for a significant business combination that has occurred or is probable and would be material to investors.   Alternatively, provide your analysis for why such information is not required to be provided.

Please contact Ivan Griswold at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Lance Brunson, Esq.
Brunson Chandler & Jones, PLLC